September 26, 2007

Mail Stop 4651

By U.S. Mail and facsimile to (949) 789-1609

Mr. Stephen J. Scarborough
Chief Executive Officer
Standard Pacific Corp.
15326 Alton Parkway
Irvine, California 92618-2338

> **Re:** **Standard Pacific Corp.**
> **Definitive 14A**
> **Filed on March 9, 2007**
> **File Number 001-10959**

Dear Mr. Scarborough:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Director Compensation, page 11

1. Please describe the processes and procedures for determining director compensation. Please address the particular factors that are considered by the

committee in setting compensation. Refer to Item 407(e)(3) of Regulation S-K.

2. With respect to the stock awards reported in column (c), it is not clear why you have not disclosed in a footnote the grant date fair value of each award computed in accordance with SFAS 123R and the assumptions made in the valuation by reference to a discussion of those assumptions in Standard Pacific's financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See the Instruction to Item 402(k)(2)(iii) and (iv) and the Instruction to Item 402(k).

Transactions with Related Persons, page 12

3. Please provide a full description of the standards you apply when approving or ratifying transactions with related persons. Refer to Item 404(b) of Regulation S-K.

Grants of Plan-Based Awards For 2006, page 15

4. It is not clear why you have reported the stock option award, to which footnote (5) correlates, in column (g). Refer to Item 402(d)(2)(vi) and disclose as appropriate.

Compensation Discussion and Analysis, page 18

5. Please have your Compensation Discussion and Analysis precede the executive compensation tables. Compensation Discussion and Analysis is intended to put into perspective for investors the numbers and narrative that follow it. Please see the first paragraph in Section II.B.1 of Commission Release 33-8732A.

6. Please provide an expanded analysis of how you determined and why you paid each of the particular levels and forms of compensation for 2006. For example, you provide little, if any, discussion of how you determined that Messrs. Scarborough and Cortney would receive incentive bonuses that equaled 2.25% and 1.5%, respectively, of your consolidated pre-tax operating income. Similarly, there is little analysis of how you determined the number of stock options granted in February 2006. Please provide sufficient quantitative and qualitative analysis of the factors the Committee considered in making specific compensation awards, *e.g.*, the extent to which compensation compares to that of the benchmarked companies, achievement of business objectives, individual performance, and other internal and external factors. Please explain and place in context how you considered each element of compensation, how you determined particular payout levels, and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards. Refer to Item 402(b)(1)(iii), (v) and (vi) of Regulation S-K.

7. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please see Section II.B.1. of Commission Release No. 33-8732A. We note the disparities in Messrs. Cortney's and Scarborough's stock awards and non-equity incentive plan compensation as compared to that of other named executive officers. Please provide a more detailed discussion of how and why Messrs. Cortney's and Scarborough's compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different from the other officers, please discuss this on an individualized basis.

8. Please disclose all of the financial and operational performance-related factors necessary for your named executive officers to earn their incentive compensation, as well as those performance goals that are tied to 2007 incentive compensation. See Item 402(b)(2)(v) and (vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe that such disclosure is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. For example, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives.

9. Refer to the disclosure on pages 18 and 19 relating to the impact that individual performance has on compensation. To the extent you correlate your incentive programs with the achievement of certain annual individual objectives, please discuss the specific items of individual performance used to determine bonus payments and describe how you structure your incentive bonuses around such individual objectives. See Items 402(b)(2)(vi) and (vii) of Regulation S-K. To the extent the Committee's consideration of individual performance resulted in a payout for the last fiscal year, please provide appropriate qualitative and quantitative disclosure.

Pension and Defined Contribution Plan, page 25

10. You use "pension" in the heading to this subsection but it does not appear as though pension compensation comprises a part of your compensation program. Please include pension disclosure in accordance with Item 402(h), or if you have no pension arrangement, please remove "pension" from the subject heading.

<u>Employment Agreements; Change in Control Agreements, pages 26-27</u>

11. Please disclose in your narrative how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits. Provide sufficient background relating to how you arrived at and determined the established benefit levels. Refer to Item 402(b)(1)(v) of Regulation S-K.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3422 with any questions.

Sincerely,

Timothy A. Geishecker
Senior Counsel